PROSPECTUS SUPPLEMENT
                      TO PROSPECTUS DATED DECEMBER 11, 2000


                                2,000,000 SHARES

                              DCH TECHNOLOGY, INC.

                                  COMMON STOCK


     You should read this entire prospectus supplement, our prospectus dated December 11, 2000, the prospectus supplement dated May 3, 2001, and the other documents incorporated by reference into the prospectus, the May 3, 2001 prospectus supplement and this prospectus supplement before you invest. These documents contain information you should consider carefully before making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying May 3, 2001 prospectus supplement and prospectus. We have not authorized anyone else to provide you with different or additional information.

     This prospectus supplement and the accompanying May 3, 2001 prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying May 3, 2001 prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

     Information in this prospectus supplement replaces any inconsistent information in the May 3, 2001 prospectus supplement and the prospectus.
Information in this prospectus supplement and the accompanying May 3, 2001 prospectus supplement and prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying May 3, 2001 prospectus supplement and prospectus or the sale of the common stock as an indication that there has been no change in our affairs since the respective dates of those documents.

     Our principal executive offices are located at 24832 Avenue Rockefeller, Valencia, California 91355. Our telephone number is (661) 775-8120.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is October 15, 2001.


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                              PLAN OF DISTRIBUTION


     We entered into a Purchase Agreement with Swartz Private Equity, LLC ("Swartz") on August 24, 2001 (the "Swartz Agreement"), pursuant to which we may offer to Swartz through a series of puts, and Swartz must purchase, from time to time, a maximum of 2,000,000 shares of our common stock during the term of the Swartz Agreement. We are limited as to the number of shares of common stock we may issue during each put. This limit is equal to the sum of two put limits; one for each of two consecutive ten (10) business day pricing periods beginning on the day following the date that we initiate a put of shares to Swartz. The first put limit is equal to the lesser of (i) 15% of the sum of the aggregate daily reported trading volumes in our common stock on the American Stock Exchange (excluding certain block trades in excess of 20,000 shares made by us or any of our affiliates) for all business days in the first ten (10) day pricing period for the put, (ii) the amount of shares we indicate we would like to include in that put; and (iii) the number of shares when, multiplied by the put price per share, equals $2 million. The second put limit is equal to the lesser of (i) 15% of the sum of the aggregate daily reported trading volumes in our common stock on the American Stock Exchange (excluding certain block trades in excess of 20,000 shares made by us or any of our affiliates) for all business days in the pricing period for that put, (ii) the amount of shares we indicate we would like to include in that put, less the limit in our first put; and (iii) the number of shares when, multiplied by the put price per share, equals $2,000,000 (less the purchase price of any shares to be sold pursuant to the first ten (10) day pricing period).

     The price Swartz will pay for each share of common stock sold in a put is equal to the lesser of (i) the market price for each of the two consecutive ten business day periods beginning on the business day immediately following the day we invoked the put right minus $0.10, or (ii) 93% of the market price for each of the two ten day periods. Market price is defined as the average of the three
(3) lowest Volume Weighted Average Prices ("VWAPs") published daily by Bloomberg, Inc., of the Company's Common Stock during each of the ten (10) Business Day pricing periods. However, the purchase price may not be less than the designated minimum per share price, if any, that we may specify in our put notice. The first pricing period, which applies to the number of shares issuable under the first put limit, begins on the business day after the put date, and ends on the tenth business day after that put date. The second pricing period, which applies to the number of shares issuable under the second put limit, begins on the eleventh business day after the put date and ends on the twentieth business day after the put date.

     We may also, for any put, designate a maximum dollar amount of common stock, not to exceed $2,000,000, that we will sell during that put, and/or a minimum purchase price per share for that put. However, the designated minimum purchase price for a put may not be greater than the lesser of (i) 85% of the closing bid price of our common stock on the business day immediately preceding the date on which we give advance notice of the put and (ii) the closing bid price of our common stock on the business day immediately preceding the date on which we give advance notice of the put, less $0.15.


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     Limitations  and  Conditions  Precedent  to  Our  Put  Rights.  We  may not
initiate  a  put  if,  as  of  the  proposed  date  of  such  put:

     1. We have issued shares of our common stock equal to the maximum offering amount that have been paid for by Swartz;

     2. The registration statement covering the resale of the shares becomes ineffective or unavailable for use; or

     3. Our common stock is not actively trading on the OTC Bulletin Board, the Nasdaq Small Cap Market, the Nasdaq National Market, the American Stock
Exchange, or the New York Stock Exchange, or is suspended or delisted with respect to the trading on such market or exchange.

     If any of the following events occur during the pricing period for a put, the volume accrual shall cease. The pricing period for the put shall be adjusted to end ten (10) business days after the date that we notify Swartz of the event, and any minimum price per share we specified shall not apply to the put:

     1. We have announced or implemented a stock split or combination of our common stock between the advanced put notice date and the end of the pricing period;

     2. We have paid a common stock dividend or made any other distribution of our common stock between the advanced put notice date and the end of the pricing period;

     3. We have made a distribution to the holders of our common stock or of all or any portion of our assets or evidences of indebtedness between the put notice date and the end of the pricing period;

     4. We have consummated a major transaction (including a transaction, which constitutes a change of control) between the advance put notice date and the end of the pricing period, the registration statement covering the resale of the shares becomes ineffective or unavailable for use, or our stock becomes delisted for trading on our then primary exchange; or

     5. We discover the existence of facts that cause us to believe that the registration statement of which this prospectus is a part contains an untrue statement or omits to state a material fact.


     Our right to initiate puts will terminate automatically and immediately upon the occurrence of any of the following events: (i) if we or any of our directors or executive officers engage in a transaction or conduct which results in an SEC enforcement action or criminal or certain civil liability; (ii) after an aggregate of four months of periods during which the registration statement


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incorporating  the  prospectus  is not effective or our common stock is delisted from the American Stock Exchange; (iii) we are the subject of a bankruptcy, insolvency or similar proceeding; (iv) after the sooner of (x) 18 months after the date of the Swartz Agreement or (z) the date on which we have made aggregate puts of common stock in the amount of 2,000,000 shares; and (v) our breach of certain covenants in the Swartz Agreement.

     We have also agreed to issue to Swartz three-year warrants to purchase shares of our common stock. The warrants are to be issued within five business days after the end of the second pricing period for each put. The number of shares of our common stock underlying each warrant will equal 10% of the amount of shares in the applicable put, and the exercise price per share will equal 125% of the put share price for the applicable put.


                           MARKET FOR OUR COMMON STOCK

     On October 12, 2001, the last reported sales price of our common stock on the American Stock Exchange was $0.71 per share. As of October 12, 2001, we had 30,931,271 shares of common stock issued and outstanding.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus supplement and the documents incorporated herein by reference are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among others, those listed under "Risk Factors" on page 7 of the accompanying prospectus and in the documents incorporated therein by reference. In some cases, you can identify forward-looking statements by words such as "anticipates", "believes", "estimates", "seeks", "expects", "plans", "intends", "future" and similar expressions.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements and therefore such expectations may be incorrect. You are cautioned not to place undue reliance on these forward-looking statements.

     All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included or incorporated herein are made only as of the date of this prospectus supplement or as of the date of the documents incorporated by reference. We do not intend, and undertake no obligation, to update these forward-looking statements.


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